SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission File Number 001-34979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kaiser Federal Financial Group, Inc.
1359 N. Grand Avenue
Covina, California 91724-1016

Financial Statements and Exhibits

(a)	Financial Statements

The Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2011, prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Kaiser Federal Bank
Employees’ Savings and Profit Sharing Plan

Financial Statements

June 30, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Kaiser Federal Bank Employees’
  Savings and Profit Sharing Plan
Covina, California

We have audited the accompanying statements of net assets available for benefits of Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan (“the Plan”) as of June 30, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended June 30, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended June 30, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

 /s/ Crowe Horwath LLP
 Crowe Horwath LLP

Oak Brook, Illinois
December 23, 2011

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2011 AND 2010

	2011	2010

Assets:

Investments, at fair value Participant directed	$5,360,102	$1,437,674
Receivables: Notes receivable from participants	206,093	299,075

	5,566,195	1,736,749

Due from brokers	—	2,756,932

Total assets	5,566,195	4,493,681

Net assets, reflecting all investments at fair value	5,566,195	4,493,681

Adjustment from fair value to contract value for fully benefit-responsive investment contracts
	(36,344)	—

Net Assets Available for Benefits	$5,529,851	$4,493,681

The accompanying notes are an integral part of these statements.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2011

Additions to net assets attributable to:

Investment income:
Interest and dividends on investments (Note 3)	$47,012
Net appreciation in fair value of investments (Note 3)	454,494
501,506

Other income:
Interest from notes receivable from participants	11,611

Contributions:
Employer	175,933
Employee	637,075
813,008

Total additions	1,326,125

Deductions to net assets attributable to:

Benefits paid to participants	288,576
Administrative expenses	1,379

Total deductions	289,955

Net increase	1,036,170

Net Assets Available for Benefits:

Beginning of year	4,493,681

End of year	$5,529,851

The accompanying notes are an integral part of this statement.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011 AND 2010

1.	DESCRIPTION OF PLAN

The following brief description of the Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a voluntary defined contribution plan for all eligible employees of Kaiser Federal Bank (the “Bank”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: As of July 1, 2010, the Plan allows participants to contribute up to 100% of their compensation before taxes (limited to $16,500 in 2011), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributes a discretionary matching contribution equal to 50% of the first 10% of an employee’s compensation.  Additional profit sharing amounts may be contributed at the option of the Bank’s Board of Directors. The Plan did not make any profit sharing contributions for the year ended June 30, 2011.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank contributions portion of their accounts plus earnings thereon is determined on a graded schedule based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: Upon termination of service due to death, disability or retirement from the Bank, a participant may elect to receive the vested interest of their account in the form of an annuity, a single sum cash payment, or a combination of the above. Active participants may also take distributions from the Plan for reasons of financial hardship or upon attainment of the age of 59½.  In-service withdrawals are subject to certain limitations.  Upon retirement, death or disability participants become 100% vested in their accounts.

Forfeitures: At June 30, 2011, forfeited nonvested accounts totaled $848.  At June 30, 2010 there were no forfeited nonvested accounts. The forfeited nonvested amounts can be used to either reduce employer-matching contributions or allocated to all eligible employees. For the years ended June 30, 2011 and June 30, 2010, employer contributions were reduced by $17,746 and $9,655 from forfeited nonvested accounts, respectively.

Investment Options: Participants must direct both employee and employer contributions to be invested amongst various investment options as made available and determined by the plan administrator which are more fully described in the plan literature. If a participant fails to make an effective investment direction, the participant’s contributions and employer contributions made on the participant’s behalf are invested in the Principal Trust Target Date Fund.  Participants may change their investment options any time throughout the year via direct phone or Internet access to Principal Financial Group.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The notes are secured by the balance in the participant’s account and bear a fixed rate of interest that is available for similar notes from commercial lending institutions. Note terms may range from one to five years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses: The Bank pays substantially all administrative expenses for administration of the Plan.  Certain other expenses are paid by the Plan.  Note origination and maintenance fees are deducted from the participants account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: Kaiser Federal Financial Group, Inc. (the “Company”) is a Maryland corporation that owns all of the outstanding common stock of the Bank.  It is the successor to K-Fed Bancorp following the completion of the second-step conversion and offering in November 2010.  On November 19, 2010, the Company completed the conversion from a mutual holding company structure to a fully public stock holding company form of organization and related public offering.  Concurrent with the completion of the offering, shares of K-Fed Bancorp common stock owned by public stockholders were exchanged for 0.7194 shares of the Company’s common stock.  All share information in this report for periods prior to the conversion has been revised to reflect the 0.7194:1 conversion ratio on shares outstanding.

Accounting records: Effective July 1, 2010, the Plan changed its record keeper with respect to Plan administration from Pentegra Retirement Service to Principal Financial Group. The Plan also changed its custodian from Reliance Trust Company to Principal Trust Company.

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Adoption of New Accounting Pronouncements: In September 2010, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Notes to Participants by Defined Contribution Plans, which provides guidance on how notes to participants should be classified and measured by defined-contribution pension plans.  This amendment requires that participant notes be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest.  This amendment is effective for periods ending after December 15, 2010.  This amendment requires retrospective application to all periods presented.  This amendment was adopted for the year ended June 30, 2011 and retrospectively applied to June 30, 2010.  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption resulted in a reclassification of participant notes totaling $299,075 from investments to notes receivable as of June 30, 2010.  There was no impact to the Plan’s net assets as of June 30, 2011 or 2010 as a result of the adoption.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In May 2011, the FASB issued an update to clarify Topic 820, Fair Value Measurement, but also included some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed.  This update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (“IFRSs”).  The amendments in this update are to be applied prospectively.  This update is effective during interim and annual periods beginning after December 15, 2011.  Early application is not permitted.  The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

Payment of Benefits:  Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.  It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer securities.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined in maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Kaiser Federal Financial Group, Inc. and K-Fed Bancorp common stock:  Investments in publicly traded securities are carried at published market values (level 1 inputs).

Mutual funds: Mutual funds are valued at quoted market prices as reported on the active market on which the individual funds are traded, which represents net asset value (level 1 inputs).

Collective investment trust funds:  The fair values of interests in collective investment trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).  The investment objective of the collective investment trust funds, other than stable value funds, is to seek total return consisting of long-term growth of capital and current income that are consistent with the investment strategy of investors who expects to retire at various years.  The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs). The investment objective of the stable value funds is to provide for preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality.  With the exception of the stable value fund, each of the collective trust funds invests in securities and other financial instruments, initially obtained via its investment in other collective investments. The stable value fund invests in one or more bank, insurance company or synthetic investment contracts, and in short-term investments or other collective investment funds. Each collective trust fund provides for daily redemptions by the Plan with no advance notice requirements.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at June 30, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments:
Common Stock	$1,144,810	$—	$—
Mutual Funds:
Domestic Equity Large Cap Funds	727,207	—	—
Domestic Equity Mid Cap Funds	425,300	—	—
Domestic Equity Small Cap Funds	152,949	—	—
Real Estate Equity Funds	95,737	—	—
International Equity Fund	104,325	—	—
Fixed Income	143,914	—	—
Collective Investment Trust Funds:
Stable Value	—	1,579,616	—
Balanced/Asset Allocation	—	986,244	—

Investments	$2,794,242	$2,565,860	$—

There were no significant transfers between Level 1 and Level 2 during the year ended June 30, 2011.

	Fair Value Measurements at June 30, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments:
Common Stock	$964,396	$—	$—
Cash Equivalents	—	65,562	—
Collective Investment Trust Funds:
Domestic Equity Funds	—	224,576	—
International Equity Fund	—	25,146	—
Balanced Funds	—	114,858	—
Fixed Income Funds	—	43,131	—
Stable Value Fund	—	5	—

Investments	$964,396	$473,278	$—

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.  No adjustments from fair value to contract value were presented in the statements of net assets available for benefits as of 2010, as the amount of the adjustments had been determined to be immaterial.

Risks and Uncertainties:  The Plan holds various investments.  Investments are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	INVESTMENTS

The following presents the fair values of investments, as of June 30, 2011 and 2010, that represent 5 percent or more of the Plan’s net assets at the dates indicated:

	2011	2010

Kaiser Federal Financial Group, Inc. Stock	$1,144,810	$964,396

Union Bond & Trust Company – Principal Stable Value Signature Fund	1,579,616	—
Principal Global Investors – S&P 400 Index Advpr Fund	404,600	—
T. Rowe Price Funds – Large cap growth I Advpr Fund	434,291	—
Principal Trust Company – Principal Trust (SM) Income Fund	305,329	—

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011 AND 2010

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

Year Ended June 30, 2011
Kaiser Federal Financial Group, Inc. Common Stock	$53,514
Mutual Funds	343,702
Collective Investment Trust Funds	57,278
$454,494

In addition, the Plan earned dividend and interest income from investments of $47,012 for the year ended June 30, 2011.

4.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain plan investments are shares of collective investment trust funds managed by State Street Global Advisors and Principal Financial Group and its affiliates.  As of July 1, 2010, Principal Financial Group is the custodian and record keeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Prior to June 30, 2010, State Street Global Advisors was the Plan’s fund manager, and therefore, these transactions qualified as party-in-interest transactions.

After November 2010, the Plan also allows participants to invest their account balances in shares of Kaiser Federal Financial Group, Inc., see Note 2.  Prior to November 2010, the Plan allowed participants to invest their account balances in shares of K-Fed Bancorp.  The number of shares of common stock held by the Plan at June 30, 2011 and 2010 was 92,923 shares and 76,408 shares, respectively.  The fair value of these shares at June 30, 2011 and 2010 was $1,144,810 and $964,396, respectively.  An annual cash dividend of 0.31 dollars per share of common stock outstanding was paid during the year ended June 30, 2011. These transactions also qualify as party-in-interest transactions.

Additionally, the Plan allows notes receivable from participants in the Plan.  These transactions also qualify as party-in-interest and totaled $206,093 and $299,075 at June 30, 2011 and 2010, respectively.

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Bank.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan is provided by Principal Financial Group.  The Internal Revenue Service (“IRS”) letter of determination will be filed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2011, to the Form 5500:

Net assets available for benefits per the financial statements	$5,529,851
Deficiency of contract value over estimated fair value of investment in stable value fund	36,344

Net assets per the Form 5500	$5,566,195

The following is a reconciliation of the change in net assets available for benefits for the plan year ended June 30, 2011, per the financial statements to the net income reported in the 2010 Form 5500:

Increase in net assets available for benefits per the financial statements	$1,036,170
Deficiency of contract value over estimated fair value of investment in stable value fund	36,344
Net income per the Form 5500	$1,072,514

SUPPLEMENTAL SCHEDULE

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of plan sponsor:             Kaiser Federal Bank
Employer identification number:     95-1867697
Three-digit plan number:                             002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

		Common Stock
*	Kaiser Federal Financial Group, Inc. Stock	Company Stock	**	$1,144,810

		Mutual Funds – Fixed Income
	Franklin Advisors, Inc.	Franklin High Income R Fund	**	26,620
	PIMCO	Pimco Total Return R Fund	**	117,294
*	Principal Global Investors	Real Estate Sec Adv Pref Fund	**	95,737

		Mutual Funds - Equity
	Capital Research and Mgmt Co.	AM FDS Europacific Grth R3 Fund	**	101,367
	Franklin Advisors, Inc.	Franklin Small Cap Value R Fund	**	25,010
	Prudential Investments, LLC.	Prudential Small Company R Fund	**	1,937
	Capital Research and Mgmt Co.	AM FDS New Persp R3 Fund	**	2,958
*	Principal Global Investors	S&P 400 Index Advpr Fund	**	404,600
*	Principal Global Investors	S&P 500 Index Advpr Fund	**	171,667
*	Principal Global Investors	S&P 600 Index Advpr Fund	**	126,002
	T. Rowe Price Funds	Largecap Growth I Advpr Fund	**	434,291
	Putnam Advisory Company	Putnam Equity Income M Fund	**	121,249
	T. Rowe Price Funds	T. R Price Mid-cap Value R Fund	**	20,700

		Collective Investment Trust Funds
*	Principal Trust Company	Prin Trust(SM) Target 2055 Fund	**	12,413
*	Principal Trust Company	Prin Trust(SM) Target 2050 Fund	**	19,935
*	Principal Trust Company	Prin Trust(SM) Target 2045 Fund	**	39,310
*	Principal Trust Company	Prin Trust(SM) Target 2040 Fund	**	64,932
*	Principal Trust Company	Prin Trust(SM) Target 2035 Fund	**	131,148
*	Principal Trust Company	Prin Trust(SM) Target 2030 Fund	**	79,131
*	Principal Trust Company	Prin Trust(SM) Target 2025 Fund	**	103,445
*	Principal Trust Company	Prin Trust(SM) Target 2020 Fund	**	141,462
*	Principal Trust Company	Prin Trust(SM) Target 2015 Fund	**	42,510
*	Principal Trust Company	Prin Trust(SM) Target 2010 Fund	**	46,629
*	Principal Trust Company	Prin Trust(SM) Income Fund	**	305,329

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of plan sponsor:          Kaiser Federal Bank
Employer identification number:      95-1867697
Three-digit plan number:          002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

		Collective Investment Trust Funds (Con’t)
*	Union Bond & Trust Company	Principal Stable Value Signature Fund	**	1,579,616
		Notes Receivable from Participants
*	Participants	Note Receivable from Participants: Interest rates of 4.25% to 9.25%, maturing through October 2019	**	$206,093

				$5,566,195
*  Represents a party-in-interest

**  Assets are participant-directed investments; therefore, cost information is not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KAISER FEDERAL BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN By: Authorized Officer of Kaiser Federal Bank

Date: December 23, 2011	By: /s/Dustin Luton
Name: Dustin Luton
Title: President, Chief Executive Officer